4644 West Gandy Blvd, STE 4-515 ◆  Tampa, FL 33611 ◆   (904) 477-6888  ◆  Fax: (904) 212-1685

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

March 10, 2011

We are furnishing this Information Statement to all of our shareholders of record at the close of business on March 10, 2011 of our common stock, $0.001 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY SEABRIDGE’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT
PROXIES ARE NOT BEING SOLICITED

INTRODUCTION

SeaBridge Freight Corp., a Nevada corporation (“SeaBridge”), has entered into an Agreement and Plan of Reorganization as of March 10, 2011, by and among SeaBridge Freight Corp., a Nevada corporation (“SeaBridge”), SeaBridge Freight, Inc., a Delaware corporation and a wholly owned subsidiary of SeaBridge(“SeaBridge Sub”), UGH Delaware Acquisition LLP, a Delaware limited liability partnership and a wholly owned subsidiary of SeaBridge (“Delaware LLP Merger Sub”), UGH Texas Acquisition LP, a Texas limited partnership and a wholly owned subsidiary of SeaBridge (“Texas LP Merger Sub”), University General Hospital, LP, a Texas limited partnership (the “Texas LP”), University Hospital Systems, LLP, a Delaware limited liability partnership and the general partner of the Texas LP (the “Delaware LLP”), (the Texas LP and Delaware LLP are collectively referred to as the “UGH Partnerships”), and the limited partners of the UGH Partnerships are collectively referred to as the (“UGH Partners”).  SeaBridge, SeaBridge Sub, Delaware LLP Merger Sub, Texas LP Merger Sub and UGH Partnerships are referred to collectively herein as the “Parties.”  The reorganization is expected to be completed on or about March 31, 2011.  As a result, the UGH Partners will own a majority of the voting stock of SeaBridge which will change its name to University General Health System, Inc.  The Reorganization has been approved by the shareholders of Seabridge.

Under the Agreement and Plan of Reorganization, Dr. Hassan Chahadeh, M.D., Michael L. Griffin and Edward T. Laborde, Jr. will be appointed directors followed by the resignation of Mike Shea, Henry P. Hoffman, Bill Lauderdale, Stephen P. Flott, H. Clayton Cook, Jr., Theodore M. Fatsis, and Grant Castle from all offices and positions with SeaBridge.  Dr. Chahadeh and Misters Griffin and Laborde will not begin their terms as directors until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to SeaBridge’s shareholders.  Dr. Chahadeh and Misters Griffin and Laborde will serve until their respective successors are elected and qualified.

Because of the change in ownership and the composition of the board upon completion of the Reorganization, there will be a change in control of SeaBridge.

Please read this Information Statement carefully.  It describes the terms of the reorganization under the Reorganization Agreement and its effect on SeaBridge and contains biographical and other information concerning the executive officer and directors after the Reorganization.  Additional information about the Reorganization and SeaBridge is contained in SeaBridge’s Current Report on Form 8-K dated March 10, 2011, that is being filed with the SEC concurrently with this Information Statement.  All SeaBridge filings and exhibits thereto, may be obtained without charge from SeaBridge by request to 4644 West Gandy Blvd., ste 4-515, Tampa, FL 33611 or inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of SeaBridge filings may be obtained from the SEC’s website at http://www.sec.gov.

THE REORGANIZATION AGREEMENT

The Agreement and Plan of Reorganization was executed on the 10 day of March 2011 whereby SeaBridge will acquire 100% of the outstanding equity interest of University General Hospital, LP and its general partner, University Hospital Systems, LLP (the “UGH Partnerships”).

The reorganization is expected to be completed on or about March 31, 2011 by the issuance of 232,000,000 shares of common stock, a majority of the common stock, to the UGH Partners in exchange for 100% of the equity interests of the UGH Partnerships.  In addition, the issued and outstanding shares of series B preferred stock, to be transferred to Dr. Chahadeh, voting as a class, have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series B Preferred Stock shall always constitute two-thirds of the voting rights of SeaBridge.  Therefore, Dr. Chahadeh will be entitled to 66[Missing Graphic Reference]% of all votes cast.  SeaBridge will then change its name to University General Hospital System, Inc.  After completion of the Reorganization, the UGH Partnerships will be wholly-owned subsidiaries of SeaBridge and the present UGH Partners will own approximately 92.8% of the outstanding equity interest of SeaBridge.  The Reorganization has been approved by the shareholders of SeaBridge.

The Agreement and Plan of Reorganization contemplates that immediately following the reorganization, all the present officers and directors will be replaced by the officers and directors designated by the UGH Partnerships as described above.  See Directors and Executive Officers - Proposed Executive Officers and Directors after the Reorganization.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the Reorganization and replacement of the officers and directors of SeaBridge by the persons designated by the UGH Partnerships and the issuance of SeaBridge common stock to the UGH Partners:

•	the UGH Partners will own a majority of the outstanding common stock of SeaBridge;

•	Dr. Chahadeh will be entitled to 662/3% of all votes cast at any meeting held for that purpose;

•	Dr. Hassan Chahadeh, M.D., Michael L. Griffin and Edward T. Laborde, Jr. will be the only directors; and

•	SeaBridge will change its name to University General Health System, Inc.

As a result of the majority voting stock ownership of Dr. Chahadeh and director status, upon completion of the Reorganization, Dr. Chahadeh, Michael L. Griffin and Edward T. Laborde, Jr. will be in control of the business and affairs of SeaBridge.

In connection with the reorganization, 135,000,000 of our common stock will be returned by the holder for cancellation, 232,000,000 will be issued to the UGH Partners. Therefore, upon completion of the reorganization, there will be approximately 250,000,000 outstanding common shares and 10,000,000 will be reserved for issuance for a total of 260,000,000 shares.  Approximately 232,000,000 common shares (92.8%) will be held by the UGH Partners and approximately 18,000,000 common shares (7.2%) will be held by the present SeaBridge shareholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s Common Stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s Common Stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer at any time during the year ended December 31, 2010, (iv) up to two executive officers other than the Chief Executive Officer who were serving as executive officers on December 31, 2009 and to whom the Company paid more than $100,000 in compensation during the last fiscal year, (v) up to two additional persons to whom the Company paid more than $100,000 during the last fiscal year but who were not serving as an executive officer on December 31, 2010, and (vi) all directors and officers as a group.  None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries.  Information with respect to officers, directors and their families is as of December 31, 2009 and is based on the books and records of the Company and information obtained from each individual.  Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission.  Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office.

Name and address of beneficial owner(1)	Title of class(4)	Percent of Class(2)
5% Stockholders

Individual directors
Mike Shea	Common stock	5%
	Preferred stock(3)
Henry P. Hoffman	Common stock	6%
Bill Lauderdale	Common stock	2%
Stephen P. Flott	Common stock	1%
H. Clayton Cook, Jr.		1%
Theodore M. Fatsis		43%
Grant Castle		2%
All directors & officers as a group (7 Persons)

1)  The address of each person, unless otherwise noted, is 4644 West Gandy Blvd, ste 4-515, Tampa, FL 33611.

(2)  Based on a total of 153,000,000 shares of our Common Stock outstanding.

(3)  The issued and outstanding shares of series B preferred stock, voting as a class, have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series B Preferred Stock shall always constitute a two-thirds of the voting rights of the Corporation. Except as otherwise required by law or by the Articles of Incorporation, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

(4)  All named persons own the shares beneficially and of record and have exclusive voting, investment and dispositive power.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about March 31, 2011, the Reorganization Agreement will be completed and the current directors of SeaBridge, Henry P. Hoffman, Mike Shea, H. Clayton Cook, Jr., Theodore M. Fatsis and Stephen P. Flott will be replaced by Dr. Hassan Chahadeh, M.D., Michael L. Griffin and Edward T. Laborde, Jr.  The following table sets forth information regarding SeaBridge’s current executive officers and directors and the proposed executive officers and directors of SeaBridge after the reorganization.

Current executive officers and directors

NAME	AGE	POSITION
Mike Shea	67	Chairman of the Board of Directors
Henry P. Hoffman	59	President, Chief Executive Officer and Director
Bill Lauderdale	60	Chief Operating Officer
Stephen P. Flott	67	Director, Secretary, and Treasurer
H. Clayton Cook, Jr.	75	Director
Theodore M. Fatsis	58	Director
Grant Castle	39	Vice President Sales and Marketing

Mike Shea has forty-five years’ experience in the marine transportation and intermodal industries.  Mr. Shea recently sold his company Sea-Bulk, Ltd, which transports liquid bulk high fructose corn syrup from Florida to Puerto Rico, thus allowing him to devote his full-time to support of the management team and the development of SeaBridge Freight.  From 1987 through 2002, Mr. Shea was President and CEO of Jacksonville based US/Puerto Rico ocean carrier Sea Barge, Inc and its successor, Sea Star Line, LLC.  From 1986 to 1987, Mr. Shea was President and CEO SeaXpress, Inc; a Miami based Florida/Bahamas ferry service.  He was President and CEO of Miami based Caribbean carrier Concorde Nopal Line, Inc and ship owner/operator Intercon Overseas, Inc. from 1982 to 1985.  From 1970 through 1981, Shea served in a number of management positions with Lykes Bros. Steamship Co, Inc in Hong Kong, Dallas, Antwerp and San Francisco.  He sailed as a deck officer from 1965 to 1970 on Lykes’ ships worldwide. Mr. Shea is a 1965 graduate of the U.S. Merchant Marine Academy, Kings Point, NY and attended business graduate school at the University of Texas at Dallas.

Henry P. Hoffman has over twenty-five years’ experience in the transportation industry.  Prior to joining SeaBridge Freight, Mr. Hoffman was the founder, CEO, and Chairman of SiriCOMM, Inc., a nationwide network and applications service provider dedicated to the commercial trucking industry.  From 1996 to 2000 he was President and Chief Operating Officer of Hook Up, Inc., the nation’s second largest truck driveaway company.  Hook Up provided all new truck delivery services from assembly plants to dealers for Volvo, Western Star, and Mack Trucks.  From 1990 to 1995 Mr. Hoffman was President and COO of Tri-State Motor Transit, the nation's largest transporter of munitions for the U.S. Government.  This company specialized in hazardous materials ranging from explosives and hazardous chemicals to commercial munitions and radioactive materials.  Prior to his term at Tri-State, he served in several Operations/Management positions with both Schneider National, Inc. and Viking Freight System.  As an industry leader he has been a Vice President of the American Trucking Associations, President and Chairman of the Board of the Munitions Carriers Conference, member of the Board of Directors of the National Automobile Transporters Association, and Forum Co-Chairman of the National Defense Transportation Association.  Prior to his trucking industry career, Mr. Hoffman served as an officer in the United States Army Field Artillery for six years where he completed two successful command assignments.  Mr. Hoffman earned a Bachelor of Science degree from the United States Military Academy, West Point, NY and a Master of Business Administration from the University of Wisconsin, Oshkosh, WI.

Bill Lauderdale has over twenty years’ experience in maritime operations and administration.  Since 1993 he has owned and managed G&B Lauderdale, Inc. a business development and consulting company.  The firm specialized in projects ranging from maritime claims litigation management to large project marine cargo brokerage.  Mr. Lauderdale is the originator and chief contributor to this short sea strategic business plan.  The plan is a product of and is based largely upon his extensive U.S., Gulf, and Caribbean blue water barge experience and research.  During his extensive marine career, he has managed more than six successful start ups using both container-on-barge and container-on-vessel systems.  From 2000 to 2004 Mr. Lauderdale managed a $5.2 million marine transportation service providing both break bulk and container service between South Florida and the Dominican Republic.  This U.S. flag operation provided development service for a 2400 unit housing project and a water distribution system.  Other notable projects he has managed include:  “Food for the Poor” — distribution of USDA food products throughout the Caribbean; 3600 metric tons of bagged rice to Haiti; and the marine shipment of over-dimensional electrical generation equipment from Houston to New York.

H. Clayton Cook, Jr. is Counsel to Seward &Kissel LLP, a New York City based law firm that is an internationally recognized leader in vessel financing.  He served as General Counsel of the Maritime Administration from 1970 through 1973, where he was responsible for the legal aspects of the implementation of the Merchant Marine Act of 1970, and for the drafting of the Federal Ship Financing Act of 1972.  Mr. Cook has advised clients in transactions involving the construction and financing of vessels totaling in excess of $4 billion, in a variety of assignments including precedent-setting leveraged lease financings, and Title XI guarantee and Capital Construction Fund applications.  He holds a B.S. in Engineering from Princeton and an LL. B. from The University of Virginia, where he was Executive Editor of the Virginia Law Review and a member of The Raven Society and The Order of the Coif.  Mr. Cook is a Life Member of the American Law Institute and a Member of the Maritime Law Association of the United States.

Theodore M. Fatsis is a United States citizen currently residing in Great Britain.  Mr. Fatsis is an attorney and has had a long, successful career in the international maritime industry.  He began his career as an admiralty attorney with Poles, Tublin, Patestides, and Stratakis in New York where he specialized in maritime arbitrations and contract sales and closings.  From 1982 through 2001 he was an employee, director and secretary at Argonaut Enterprises Limited, agents for Pireaus-based ships agents.  In this role he specialized in the chartering of client vessels worldwide, negotiations of vessel purchases and sales, and other related legal matters.  Mr. Fatis is earned his BS in economics at the University of Pennsylvania, his MBA from Columbia University, New York, and his JD from Fordham University School of Law.

Stephen P. Flott one of the founders of SeaBridge, started his career in transportation in 1971 while at law school when he joined the Ontario Trucking Association in Toronto as special assistant to the Executive Vice President and General Manager.  Upon graduation from York University’s Osgoode Hall Law School in 1973, he joined the Toronto law firm of Weir & Foulds.  Mr. Flott was called to the Bar in Ontario with honors in 1975.  While at Weir & Foulds, he practiced business law with an emphasis on transportation, representing motor carriers in a variety of business and regulatory matters.  In 1978 he was appointed President of the Ontario Trucking Association, which was then one of the largest trucking associations in North America.  For the next five years, Mr. Flott ran OTA’s business and political activities domestically and internationally.  In 1983 he left OTA and started a management, strategic planning, and public policy consulting firm which he later merged into The Trade & Transportation Group Limited, which had offices in Ottawa, Toronto, and Washington, DC.  TTG conducted a wide range of projects for major motor carriers in Canada and the U.S., the Governments of Canada and several Canadian provinces and major associations.  In 1986 Mr. Flott resumed his legal career.  After fours with two U.S. Law firms, he opened his own practice, specializing in transportation, business, cross-border activities, and the U.S. taxation of international transportation.  Today Flott & Co. PC represents foreign shipowners and motor carriers doing business in the U.S.  In addition to his law degree, Mr. Flott holds an honors degree in History and Economics from St. Jeromes University (1967), a Masters Degree in History from the University of Waterloo in Ontario (1968), and a Masters Degree in law from the George Washington University in Washington, DC (1987).  He is a member of the bards of the District of Columbia, the state of Maryland, and the Commonwealth of Virginia.

Grant Castle has over 17 years combined engineering, sales, and marketing experience.  Prior to his association with SeaBridge Freight, Mr. Castle was National Accounts Sales Executive for Truckload Management, Inc. (TMI), a division of Affiliated Computer Services (ACS).  ACS is a fortune 100 company with over $5 billion in annual revenue.  At ACS, Mr. Castle's efforts resulted in his earning three successive promotions.  As National Account Sales Manager he was responsible for managing the ongoing business relationships with 30 of TMI's largest clients including Schneider National, CR England, Annette Holdings, Conway NOW, and Central Refrigerated.  After posting annual income growth rates exceeding 20%, Mr. Castle was promoted to National Account Sales Executive for the South Eastern Region of the United States where he earned the ACS Product Star Award as well as two Five Star Awards for excellence.  From 1990 to 2001 Mr. Castle was employed by the City of Vancouver (WA) Public Works where he held several engineering and licensed positions related to water distribution and emergency services.  Mr. Castle majored in Business Administration and Marketing at Portland State University (Portland, OR) where he was a member of the NCAA Division II National Champion Wrestling Team.

We have not appointed an audit committee or compensation committee.

Proposed executive officers and directors after the reorganization

NAME	AGE	POSITION
Hassan Chahadeh, M.D.	49	Director, Chairman, President and Chief Executive Officer
Mike Griffin	49	Director, Chief Financial Officer and Chief Accounting Officer
Edward T. Laborde, Jr.	46	Director, Chief Legal Officer, Secretary
Rusty Sheldon, CMPE	59	Chief Development Officer
Kelly Riedel	36	Chief Operating Officer

Hassan Chahadeh, M.D. is Chairman of the Board and Managing Partner of UGH and Managing General Partner of UHS.  Dr. Chahadeh received his medical degree at Damascus University in Damascus, Syria.  He subsequently completed 18 months residency in general surgery as well as completed residency in anesthesiology at Baylor College of Medicine in Houston, Texas.  In addition to this general residency, Dr. Chahadeh also achieved certifications in advanced microsurgery and cardiovascular anesthesia.  Upon completion of his residency, Dr. Chahadeh completed a fellowship in pain management at the University of Texas MD Anderson Cancer Center in Houston, Texas.  Dr. Chahadeh is certified by the American Board of Anesthesiology, with an additional certification in pain management.

Mike Griffin is the Chief Financial Officer of the Hospital and the Chief Financial Officer of UGH and UHS.  Mr. Griffin has over 20 years of healthcare experience consisting of auditing hospitals with Peat Marwick, to operating as controller and CFO for hospitals. Additionally, Mike has extensive experience in the design and building of numerous healthcare facilities including hospital operating rooms, angiography suites, laboratories as well as freestanding medical office buildings, cancer centers and surgical centers. Mike has been responsible for all financial operations of the healthcare organizations including finance, patient accounting, medical records, information systems, patient registrations and numerous hospital ancillary departments. Additionally, he organized and managed several physician practices including both primary and specialty care. Mike also has significant experience in information systems. He has installed entirely new information systems in both the hospital as well as the physician practice arenas.

Edward T. Laborde, Jr. has over 17 years of experience as a corporate, securities and finance attorney working in a variety of industries, including the development of health care facilities. His experience includes acting as outside general counsel to the developers of University General Hospital in the Texas Medical Center area of Houston, Texas, and other healthcare development projects on a national scale. Areas under Mr. Laborde's oversight and supervision have included mergers and acquisitions, real estate development and construction, leasing and lease financing, physician syndication and private placements, vendor and payor contracting, bank and lease financings, tax planning, government relations, and administrative proceedings. Prior to attending law school, Mr. Laborde was a corporate insurance broker representing Fortune 500 corporations in the placement of multi-layered property and casualty insurance programs. Mr. Laborde received his law degree from Tulane Law School and his undergraduate degree from Georgetown University.

Rusty Shelton, CMPE is the Chief Development Officer of UGH and is responsible for mergers and acquisitions, strategic planning, capital markets and product line development. Hospital development, executive management, finance, strategic planning and new business development are the hallmark of Mr. Shelton's career. His leadership in developing surgical hospitals, ambulatory surgery centers and integrated physician networks makes him a progressive leader in the focused community & surgical specialty hospital movement. He has hands-on understanding of operations and market forces stemming from his background in hospital executive management and finance and medical group development, as well as strategic product development in consumer markets. Prior to co-founding and working with Prexus, Mr. Sheldon was (i) Co-founder and President/CEO of ReSurge Hospitals LLC a national surgical specialty hospital development and management company, (ii) President and CEO of Western Medical, where he led all phases of new surgical hospital and integrated physician network development for Northern Utah, (iii) Executive Director of Physician Services across N. California for Sutter Health Systems; (iv) President and CEO of Opti-Guard with direct involvement in strategic product development and marketing, (v)  Executive Director of Redbud Community Hospital, where he was responsible for executive management of the hospital, and (vi) the Finance Director of Seattle General Hospital (owned by HCA) and Missoula General Hospital. Mr. Sheldon is a Certified Medical Practice Executive.

Kelly Riedel is the Chief Executive Officer of UGH and oversees all aspects of hospital operations.  Mr. Riedel has been with the Hospital since its inception in 2006 and has served as CEO since February of 2008.  Mr. Riedel has more than 18 years background in the healthcare industry.  In 2004, Mr. Riedel was the founder and President of Sigma Consulting, a provider of executive management and information technology consulting services to hospitals throughout the United States.  Prior to forming his own company, Mr. Riedel worked for Siemens Health Services as a principal consultant where he specialized in operational management and process reengineering along with clinical and financial software systems consulting to more than 100 hospitals nationwide.  Mr. Riedel graduated summa cum laude with degrees in Business Administration and Business Management from the University of Utah and University of Phoenix and is a Certified Project Management Professional (PMP).

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years December 31, 2010 and 2009, and whose salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2010 and 2009, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mike Shea, Chairman of the Board of Directors	2010	198,000	-0-	-0-	-0-	-0-	-0-	-0-	198,000
Henry P. Hoffman, President, Chief Executive Officer and Director	2010	147,702	-0-	-0-	-0-	-0-	-0-	-0-	147,702
William Lauderdale, Chief Operating Officer	2010	116,246	-0-	-0-	-0-	-0-	-0-	-0-	116,246
Stephen P. Flott, Director, Secretary and Treasurer	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
H Clayton Cook, Jr. Director	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Theodore M. Fatsis, Director	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Donald W. Sapaugh formerly President, Secretary and Chairman of the Board of Directors(1)	2010	109,375						4,345	113,720
	2009	150,000	-0-	-0-	-0-	-0-	-0-	6,487	156,487
Joe M. Wiley, CFO, formerly Sec. Treasurer and Director(1)	2010	-0-	-0-	-0-	-0-	-0-	-0-	52,000	52,000
	2009	-0-	-0-	-0-	-0-	-0-	-0-	78,000	78,000
Albert W. Denson Director(1)	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Kirk B. Shulke, MD Director(1)	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Directors of TrinityCare Senior Living, Inc., the predecessor company.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders and until his successor is elected and qualified.  At present, the Company’s bylaws require no less than one director.  Currently, there is at least one director of the Company.  The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.  There are no family relations among any officers or directors of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires SeaBridge’s executive officers, directors and persons who beneficially own more than 10% of SeaBridge’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish TrinityCare with copies of all Section 16(a) forms they file.  Based solely on a review of the Forms 3 and 4 and amendments thereto furnished TrinityCare pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished TrinityCare with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

To the best of TrinityCare’s knowledge, no person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the common stock of SeaBridge, or any other reporting person (as defined in Item 405 of Regulation S-K) (“reporting person”), failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The common stock being returned for cancellation by the Stockholders of SeaBridge were acquired in exchange for their shares of common stock of SeaBeidge Freight, Inc., the SeaBridge Sub.

SEABRIDGE FREIGHT CORP.

DATED: MARCH 10, 2011